SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PACIFIC COAST OIL TRUST

(Name of Issuer)

TRUST UNITS REPRESENTING BENEFICIAL INTERESTS

(Title of Class of Securities)

694103 102

(CUSIP Number)

DECEMBER 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.: 694103 102	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS PACIFIC COAST ENERGY COMPANY LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,866,497
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,866,497
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,866,497
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0% (1)
12	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Based on 38,583,158 Trust Units Representing Beneficial Interests in the Issuer, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2013. See also Item 4 of this Amendment No. 1 to Schedule 13G.

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CUSIP No.: 694103 102	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS PACIFIC COAST ENERGY HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,866,497
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,866,497
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,866,497
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0% (1)
12	TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

(1)	Based on 38,583,158 Trust Units Representing Beneficial Interests in the Issuer, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2013. See also Item 4 of this Amendment No. 1 to Schedule 13G.

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CUSIP No.: 694103 102	SCHEDULE 13G

Item 1(a).	Name of Issuer: Pacific Coast Oil Trust

Item 1(b).	Address of Issuer’s Principal Executive Offices:

919 Congress Avenue, Suite 500
Austin, Texas 78701

Item 2(a).	Name of Person(s) Filing:

Pacific Coast Energy Company LP (“PCEC”)
Pacific Coast Energy Holdings LLC (“PCEH”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Principal business office for PCEC and PCEH:

515 South Flower Street, Suite 4800
Los Angeles, CA 90071

Item 2(c).	Citizenship:

	PCEC	Delaware
	PCEH	Delaware

Item 2(d).	Title of Class of Securities:

Trust Units representing Beneficial Interests

Item 2(e).	CUSIP Number: 694103 102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 78c).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

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CUSIP No.: 694103 102	SCHEDULE 13G

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		PCEC (1)	PCEH (1)
(a)	Amount beneficially owned:	3,866,497	3,866,497
(b)	Percent of class:	10.0% (2)	10.0% (2)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:
	(ii) Shared power to vote or to direct the vote:	3,866,497	3,866,497
	(iii) Sole power to dispose or to direct the disposition of:
	(iv) Shared power to dispose or to direct the disposition of:	3,866,497	3,866,497

(1)	PCEC has no employees, executive officers or directors, and is managed by its general partner, PCEC (GP) LLC (“PCEC GP”). PCEC GP is wholly owned by PCEH and is managed by the Board of Representatives of PCEH (the “Board”). The Board of PCEH consists of five individuals, none of whom individually has the authority to make investment or other decisions without the approval of at least a majority of the Board. PCEH is owned by Metalmark BreitBurn Holdings LLC and certain of its affiliates, Greenhill Capital Partners II, L.P. and certain of its affiliates, and certain other investors and members of PCEC GP’s senior management. The Metalmark Funds and GCP Capital Funds hold 51.0% and 38.2%, respectively, of the membership interests in PCEH, but as discussed above, PCEH is managed by the Board.

(2)	Based on 38,583,158 Trust Units Representing Beneficial Interests in the Issuer, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2013.

Subsequent Events

Pursuant to a registration rights agreement, the Issuer registered the sale of 20,083,158 Trust Units representing Beneficial Interests in the Trust ("Trust Units") on a shelf registration statement.

On September 23, 2013, PCEC distributed 11,216,661 Trust Units to all unitholders in accordance with the amended and restated limited liability company agreement of PCEH.

On September 24, 2013, PCEC sold 5,000,000 Trust Units and retained 3,866,497 Trust Units, or 10% of the issued and outstanding Trust Units.

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CUSIP No.: 694103 102	SCHEDULE 13G

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐ Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification: Not applicable.

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CUSIP No.: 694103 102	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2014

PACIFIC COAST ENERGY COMPANY LP,
a Delaware partnership

By:	PCEC (GP) LLC, its general partner

By:	/s/ James G. Jackson
James G. Jackson
Executive Vice President and Chief Financial Officer

PACIFIC COAST ENERGY HOLDINGS LLC,
a Delaware limited liability company

By:	/s/ James G. Jackson
James G. Jackson
Executive Vice President and Chief Financial Officer

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CUSIP No.: 694103 102	SCHEDULE 13G

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of February 6, 2014.

PACIFIC COAST ENERGY COMPANY LP,
a Delaware partnership

By:	PCEC (GP) LLC, its general partner

By:	/s/ James G. Jackson
James G. Jackson
Executive Vice President and Chief Financial Officer

PACIFIC COAST ENERGY HOLDINGS LLC,
a Delaware limited liability company

By:	/s/ James G. Jackson
James G. Jackson
Executive Vice President and Chief Financial Officer